

Mailstop 3233

February 16, 2016

Via E-Mail
Bryan Peery
Chief Financial Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

> **Re: Apple REIT Ten, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 0-54651**

Dear Mr. Peery:

We have reviewed your January 5, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24

1. We note your response to prior comment 1. In future filings, please consider supplementing your NAV disclosures to include:

    a. an analysis of the relationship between the aggregate purchase price of your properties, as adjusted for related capital expenditures, and the value assigned to your properties; and

    b. the NAV estimate for the prior period.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
    Commodities